Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 12, 2021

Ms. Ibolya Ignat

Mr. Daniel Gordon

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allena Pharmaceuticals, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed March 11, 2021

Form 10-Q for the fiscal quarter ended June 30, 2021

Filed August 12, 2021

File No. 001-38268

Dear Ms. Ignat and Mr. Gordon:

This letter is submitted on behalf of Allena Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s (i) annual report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 11, 2021 (the “10-K”), (ii) Form 10-Q for the fiscal quarter ended June 30, 2021, filed on August 12, 2021 and (iii) Form 10-Q for the fiscal quarter ended March 31, 2021, filed on May 13, 2021 ((ii) and (iii), collectively, the “10-Qs”)    , as set forth in the Staff’s letter dated October 29, 2021 to Richard Katz, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the 10-K and its Amendment No. 1 to each of the 10-Qs, which include changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibits 31.1 and 31.2 , page 1

1.

We note the officer certifications provided in Exhibits 31.1 and 31.2 do not include the language required in paragraph 4(b). Please amend the filing to provide revised certifications. Ensure the revised certifications refer to the Form 10-K/A and are currently dated. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Ms. Ibolya Ignat

Mr. Daniel Gordon

Securities and Exchange Commission

November 12, 2021

Response to Comment No. 1. The Company respectfully advises the Staff that it has filed an Amendment No. 1 to the 10-K to include in the officer certifications provided in Exhibits 31.1 and 31.2 the language required in paragraph 4(b).

Form 10-Q for the Quarterly Period Ended June 30, 2021

Exhibits 31.1 and 31.2, page 1

2.

We note the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the quarter ended March 31, 2021.

Response to Comment No. 2. The Company respectfully advises the Staff that it has filed an Amendment No. 1 to each 10-Q to include in the officer certifications provided in Exhibits 31.1 and 31.2 the introductory sentence of paragraph 4 and the language required in paragraph 4(b).

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael Bison

Michael Bison

Partner

Goodwin Procter LLP

cc:	Louis Brenner, Chief Executive Officer, Allena Pharmaceuticals, Inc.

Richard Katz, Chief Financial Officer, Allena Pharmaceuticals, Inc.

Kevin Brennan, Vice President of Finance, Allena Pharmaceuticals, Inc